UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Timeline, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

887336 10 5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 887336 10 5	Schedule 13G	Page 2 of 5 Pages

1.	Names of Reporting Persons		Charles R. Osenbaugh
I.R.S. Identification Numbers of Reporting Persons (entities only)

#2.	Check Appropriate Box if a Member of a Group:

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization		U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

	5.	Sole Voting Power	652,364

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	652,364

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		652,364

#10.	Check Box if Aggregate Amount in Row “9” Excludes Certain Shares		☒

11.	Percent of Class Represented by Amount in Row “9”		14.8%

#12.	Type of Reporting Person		IN

#See Instructions.

CUSIP NO. 887336 10 5	Schedule 13G	Page 3 of 5 Pages

Item 1.	(a)	Issuer	Timeline, Inc.

	(b)	Principal Executive Offices	1700 Seventh Avenue, Ste. 2100
Seattle, Washington 98101

Item 2.	(a)	Person Filing	Charles R. Osenbaugh

	(b)	Principal Business Office or, if none, Residence	c/o Timeline, Inc.
1700 Seventh Avenue, Ste. 2100
Seattle, Washington 98101

	(c)	Citizenship	U.S. citizen

	(d)	Title of Class of Securities	Common Stock

	(e)	CUSIP Number	887336 10 5

Item 3.	Statement Filed Pursuant § 240.13d-1(b) or § 240.13d-2(b) or (c), by:

	(a)	☐ Broker or dealer registered under Act § 15 (15 U.S.C. 78o)

	(b)	☐ Bank as defined in Act § 3(a)(6) (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in Act § 3(a)(19) (15 U.S.C. 78c)

	(d)	☐ Investment company registered under § 8, Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	☐ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

	(f)	☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

	(g)	☐ Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)

	(h)	☐ Savings association as defined in § 3(b), Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐ Church plan excluded from the definition of an investment company under §3(c)(14), Investment
Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership of Securities Identified in Item 1.

	(a)	Amount beneficially owned	652,364 (1)

	(b)	Percentage of class	14.8% (2)

	(c)	Number of shares as to which such person filing has:

		(i) sole power to vote or direct the vote	652,364 (1)

		(ii) shared power to vote or to direct the vote	-0-

		(iii) sole power to dispose of or direct disposition	652,364 (1)

		(iv) shared power to dispose of or direct disposition	-0-

(1)

The 652,364 shares beneficially owned by Mr. Osenbaugh consist of (a) 318,436 shares owned directly, (b) 227,000 shares subject to options and warrants exercisable by Mr. Osenbaugh within 60 days of the date of hereof, and (c) 106,928 shares held in an individual retirement account belonging to Mr. Osenbaugh.  Does not include (a) 15,015 shares held in an individual requirement account belonging to Mr. Osenbaugh’s wife, (b) an aggregate of 2,000 shares held in the names of Mr. Osenbaugh’s children, and (c) 5,000 shares held in trust for Mr. Osenbaugh’s niece, for each of which Mr. Osenbaugh disclaims beneficial interest.

(2)

Calculated in accordance with Exchange Act Rule 13d-3; based on 4,417,998 shares of common stock, consisting of 4,190,998 shares outstanding as of close of business on January 31, 2007 (as reflected in Issuer’s Form 10-QSB for the quarter ended December 31, 2006), and 227,000 shares subject to options and warrants granted to Mr. Osenbaugh and exercisable within 60 days of the date of this Schedule 13G.

CUSIP NO. 887336 10 5	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of Class. (if filing to report cessation of
	beneficial ownership of more than five percent of class, check box)	☐

Item 6.	Ownership of More than Five Percent of Class on Behalf of Another	[not applicable]

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being
	Reported on By Parent Holding Company	[not applicable]

Item 8.	Identification and Classification of Members of Group	[not applicable]

Item 9.	Notice of Dissolution of Group	[not applicable]

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 887336 10 5	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007

(Date)

X	/s/ Charles R. Osenbaugh

(Signature)

Charles R. Osenbaugh

(Name/Title)